                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Microlog Corporation
                -------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                   595079 10 4
                -------------------------------------------------
                                 (CUSIP Number)

                            Steven K. Chance, Esquire
                  Vice President, General Counsel and Secretary
                              Teleflex Incorporated
                            630 West Germantown Pike
                                    Suite 450
                      Plymouth Meeting, Pennsylvania 19462
                                 (610) 834-6301
                -------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  With Copy To:
                             Donald Beckman, Esquire
                                 Saul Ewing LLP
                               Centre Square West
                         1500 Market Street, 38th Floor
                           Philadelphia, PA 19102-2186
                                 (215) 972-7777

                                  July 1, 1999
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 595079 10 4                 13D                             Page 2
          -----------                                                     ---


-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                 Teleflex Incorporated
                 23-1147939
-------------------------------------------------------------------------------
  2. Check the appropriate box if a member of a group (See Instructions)
                                                          (a)  / /
                                                          (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only

-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

                 OO
-------------------------------------------------------------------------------
  5. Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

                                                            / /
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

                 The Reporting Person is organized under the laws
                 of the State of Delaware
-------------------------------------------------------------------------------
 Number of Shares              7. Sole Voting Power
 Beneficially Owned               0
 By Each Reporting           --------------------------------------------------
 Person With                   8. Shared Voting Power
                                  4,916,667
                             --------------------------------------------------
                               9. Sole Dispositive Power
                                  0
                             --------------------------------------------------
                              10. Shared Dispositive Power
                                  4,916,667
-------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 4,916,667
-------------------------------------------------------------------------------
 12. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
                                                               / /
-------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)
                 52.55%
-------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)
                 CO
-------------------------------------------------------------------------------

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CUSIP No. 595079 10 4                 13D                             Page 3
          -----------                                                     ---


-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                 TFX Equities Incorporated
                 23-2494396
-------------------------------------------------------------------------------
  2. Check the appropriate box if a member of a group (See Instructions)
                                                          (a)  / /
                                                          (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only

-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

                 OO
-------------------------------------------------------------------------------
  5. Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

                                                            / /
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

                 The Reporting Person is organized under the laws
                 of the State of Delaware
-------------------------------------------------------------------------------
 Number of Shares              7. Sole Voting Power
 Beneficially Owned               0
 By Each Reporting           --------------------------------------------------
 Person With                   8. Shared Voting Power
                                  4,916,667
                             --------------------------------------------------
                               9. Sole Dispositive Power
                                  0
                             --------------------------------------------------
                              10. Shared Dispositive Power
                                  4,916,667
-------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 4,916,667
-------------------------------------------------------------------------------
 12. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
                                                               / /
-------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)
                 52.55%
-------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)
                 CO
-------------------------------------------------------------------------------

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CUSIP No. 595079 10 4                 13D                             Page 4
          -----------                                                     ---

ITEM 1. SECURITY AND ISSUER

     (a) TITLE OF CLASS OF SECURITIES

                Common stock, $0.01 par value per share.

     (b) NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF ISSUER

                Microlog Corporation
                20270 Goldenrod Lane
                Germantown, Maryland  20876

ITEM 2. IDENTITY AND BACKGROUND

     (a) NAME OF REPORTING PERSONS

     The names of the reporting persons are Teleflex Incorporated, a Delaware corporation ("Teleflex"), and TFX Equities Incorporated, a Delaware corporation ("TFX", and with Teleflex, the "Reporting Persons"). TFX is a wholly-owned subsidiary of Teleflex.

     The name, address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of the Reporting Persons (collectively, the "Directors and Executive Officers") are set forth in Appendix I hereto, which is incorporated herein by reference.

     (b) STATE OF ORGANIZATION

     The Reporting Persons are each organized under the laws of the State of Delaware.

     (c) PRINCIPAL BUSINESS OF REPORTING PERSONS; ADDRESS OF PRINCIPAL OFFICE OF REPORTING PERSONS

     Principal Business of Reporting Persons

     The principal business of Teleflex is designing, manufacturing and selling engineered products and services for the automotive, marine, industrial, medical and aerospace markets.

     The principal business of TFX is conducting investment activities on behalf of Teleflex.



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CUSIP No. 595079 10 4                 13D                             Page 5
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     Address of Principal Office of Reporting Persons

           Teleflex Incorporated
           630 West Germantown Pike
           Suite 450
           Plymouth Meeting, Pennsylvania 19462

           TFX Equities Incorporated
           Little Falls Center II, Suite 310
           2751 Centreville Road
           Wilmington, DE  19808

     (d) CRIMINAL CONVICTIONS IN THE PREVIOUS FIVE YEARS

     None.

     (e) VIOLATION OF FEDERAL OR STATE SECURITIES LAWS

     None.

     (f) CITIZENSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING
         PERSONS

     Each of the Directors and Executive Officers is a United States citizen, except for Mr. Lubsen, who is a Dutch national.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 1, 1999, the Issuer and TFX Equities Incorporated ("TFX") entered into an Investment Agreement (the "Investment Agreement") pursuant to which TFX purchased 854,563 shares of common stock of the Issuer, par value $0.01 per share (the "Common Stock") at a purchase price of $1.50 per share for an aggregate price of approximately $1.3 million dollars. The 854,563 shares represented approximately 19.9% of the total shares of the Common Stock issued and outstanding immediately prior to such investment. On September 9, 1999, pursuant to the Investment Agreement, and following the approval of the shareholders of the Issuer, TFX purchased an additional 1,812,104 shares of the Common Stock at a purchase price of $1.50 per share for an aggregate price of approximately $2.7 million dollars.

     The Issuer, Microlog Corporation of Maryland, a wholly-owned subsidiary of the Issuer, and TFX entered into a Credit facility Agreement dated as of September 11, 2001 (the "Credit Agreement") pursuant to which TFX agreed to purchase up to $750,000 of 12% Subordinated Convertible Notes (the "Notes") and warrants to purchase up to 100 shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Series A Stock"). Each share of Series A Stock is convertible into 7,500 shares of Common Stock, subject to adjustment. The principal amount due under the Notes and the accrued interest thereon is convertible into shares of Common Stock at a conversion price of $0.25 per share, subject to adjustment.


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CUSIP No. 595079 10 4                 13D                             Page 6
          -----------                                                     ---

     On September 25, 2001, pursuant to the Credit Agreement, TFX purchased Notes in the principal amount of $450,000 (the "Purchased Notes") and warrants to purchase 60 shares of Series A Stock (the "Purchased Warrants"). The Purchased Notes are presently convertible into 1,800,000 shares of Common Stock. The Purchased Warrants may be exercised to purchase 60 shares of Series A Stock which are immediately convertible into 450,000 shares of Common Stock. Accordingly, pursuant to the beneficial ownership rules of Section 13, TFX is presently deemed to own 2,250,000 shares of Common Stock by virtue of its acquisition of the Purchased Notes and the Purchased Warrants.

     Teleflex Incorporated ("Teleflex") owns all the outstanding capital stock of TFX. Pursuant to Section 13 beneficial ownership rules, by virtue of this relationship, Teleflex may be deemed to be the beneficial owner of the securities of the Issuer beneficially owned by TFX, with Teleflex and TFX sharing the power to vote and dispose of such securities.

     The securities of the Issuer purchased by TFX were purchased using funds provided by Teleflex to TFX from Teleflex's working capital. The total cost of the purchases pursuant to the Credit Agreement was approximately $450,000, while the total cost of the purchases pursuant to the Investment Agreement was approximately $4,000,000.

ITEM 4. PURPOSE OF TRANSACTION

     Teleflex has caused TFX to purchase securities of the Issuer based upon Teleflex's view that the current price of the Common Stock of the Issuer in the market represents a good investment. Except as disclosed below, TFX does not contemplate seeking to effect any other action that would be required to be disclosed pursuant to this Item 4.

     Pursuant to the Credit Agreement (as defined in Section 3), TFX may purchase and the Issuer may sell additional Notes (as defined in Section 3) in the aggregate principal of up to $300,000 (the "Additional Notes") with warrants (the "Additional Warrants") to purchase up to 40 additional shares of Series A Stock (as defined in Section 3). Upon conversion of the Additional Notes, TFX would receive an additional 1,200,000 shares of Common Stock. Upon exercise of the Additional Warrants and conversion of the Series A Stock received therefrom, TFX would receive an additional 300,000 shares of Common Stock.

     Pursuant to the terms of the warrants issued in accordance with the Credit Agreement, the Issuer must convene a meeting of the shareholders of the Issuer for the purpose of considering an amendment to the Issuer's Articles of Incorporation to increase the number of authorized shares of Common Stock to such number as will permit the Issuer to reserve and keep available out of its authorized, unissued and unreserved Common Stock such number of shares as may be issuable by the Issuer upon the conversion in full of all shares of Series A Stock purchasable upon the exercise in full of all of the warrants issuable pursuant to the Credit Agreement. The Issuer is required to convene such meeting on or prior to September 25, 2002. Pursuant to the terms of Notes, it is an event of default if the Articles of Incorporation of the Issuer are not so amended.

CUSIP No. 595079 10 4                 13D                             Page 7
          -----------                                                     ---

     Pursuant to the Investment Agreement, so long as TFX owns at least 15% of the issued and outstanding Common Stock of the Issuer, TFX has certain rights regarding the corporate governance of the Issuer. In particular, during such time, TFX has the right to appoint two of the seven members of the board of directors of the Issuer. In addition, during such time, certain corporate matters must be approved by a super-majority of the members of the board of directors. Specifically, the consent of six of the seven members of the board of directors is required for any proposal regarding: (i) merger or reorganization;
(ii) issuance of shares, rights or options; (iii) guarantees; (iv) dividends;
(v) redemption or other acquisition of shares of capital stock; (vi) amendment of articles of incorporation or bylaws; and (vii) change in size of board.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) AMOUNT AND PERCENT BENEFICIALLY OWNED; POWER TO VOTE AND DISPOSE OF SHARES

     TFX beneficially owns, 4,916,667 shares of common stock of the Issuer, which represents approximately 52.55% of all the outstanding Common Stock. Because Teleflex owns all the outstanding capital stock of TFX, Teleflex may be deemed to be the beneficial owner of such securities, with Teleflex and TFX sharing the power to vote and dispose of such securities.

     (b) TRANSACTIONS IN THE CLASS OF SECURITIES

     Except as described in Item 3 above, the reporting person did not engage in any transactions in the common stock of the Issuer during the past 60 days.

     (c) RIGHT OF ANY OTHER PERSON(S) TO RECEIVE OR POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR PROCEEDS FROM THE SALE OF, THE SECURITIES

     Not applicable.

     (d) DATE ON WHICH THE REPORTING PERSON CEASED TO BE BENEFICIAL OWNER OF MORE THAN 5% OF SECURITIES

     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described herein, the Reporting Persons are not parties to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer. Teleflex and TFX are parties to a Joint Filing Agreement regarding the reporting of beneficial ownership of the Issuer's securities pursuant to Section 13 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

CUSIP No. 595079 10 4                 13D                             Page 8
          -----------                                                     ---


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1 Joint Filing Agreement between Teleflex Incorporated and TFX Equities Incorporated. (*)

        Exhibit 2 Investment Agreement dated as of July 1, 1999, by and between the Issuer and TFX Equities Incorporated. (**) (Exhibit A)

        Exhibit 3 Credit Facility Agreement dated as of September 11, 2001, by and among the Issuer, Microlog Corporation of Maryland and TFX Equities Incorporated (the "Credit Agreement"). (***) (Exhibit 99.3)

        Exhibit 4 Form of Subordinated Convertible Note of the Issuer and Microlog Corporation of Maryland, issuable pursuant to the Credit Agreement. (***) (Exhibit 99.4)

        Exhibit 5 Form of Warrant to Purchase Series A Convertible Preferred Stock of the Issuer, issuable pursuant to the Credit Agreement. (***) (Exhibit 99.5)

----------------------------

(*)   Filed herewith.

(**) Filed as an Exhibit to the Issuer's Definitive Proxy Statement on Schedule 14A relating to a special meeting of shareholders of the Issuer held on September 9, 1999, filed with the Securities and Exchange Commission on July 30, 1999.

(***) Filed as an Exhibit to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2001.



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CUSIP No. 595079 10 4                 13D                             Page 9
          -----------                                                     ---


SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Teleflex Incorporated

                                           By:    /s/ Steven K. Chance
                                                  ---------------------------
                                           Name:  Steven K. Chance
                                           Title: Vice President


                                           TFX Equities Incorporated

                                           By:    /s/ Steven K. Chance
                                                  ---------------------------
                                           Name:  Steven K. Chance
                                           Title: Vice President

Dated: October 17, 2001


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CUSIP No. 595079 10 4                 13D                             Page 10
          -----------                                                     ---


                                   APPENDIX I

     The following are the names, addresses, present principal occupation or employment and, if applicable, the names, principal businesses and addresses of any corporation or other organization in which such employment is conducted, of the Directors and Executive Officers.

                               TELEFLEX DIRECTORS

NAME                                PRINCIPAL OCCUPATION                  ADDRESS
Patricia C. Barron                  Business Consultant                   159 East 78th Street
                                    (Self-Employed)                       New York, NY 10021

Donald Beckman                      Special Counsel                       Saul Ewing LLP
                                    Saul Ewing LLP, attorney              1500 Market Street, 38th Floor
                                                                          Centre Square West
                                                                          Philadelphia, PA 19102

Lennox K. Black                     Chairman of the Board and             Teleflex Incorporated
                                    Director of Teleflex                  630 W. Germantown Pike
                                                                          Suite 450
                                                                          Plymouth Meeting, PA 19462

William R. Cook                     President, Chief Executive            Severn Trent Services, Inc.
                                    Officer, Severn Trent                 580 Virginia Drive, Suite 300
                                    Services, Inc., a water and           Fort Washington, PA 19034
                                    waste utility company

Joseph S. Gonnella, M.D.            Director, Center for Research         Jefferson Medical College
                                    in Medical Education in               1025 Walnut Street
                                    Healthcare,                           Philadelphia, PA 19107-5083
                                    Jefferson Medical College

Sigismundus W. W. Lubsen            Member of the Executive               Heineken N.V.
                                    Board, Heineken N.V.,                 Tweede Weteringplantsoen 21
                                    a manufacturer of beer and            P.O. Box 28
                                    ale products                          1000 AA Amsterdam
                                                                          The Netherlands

Palmer E. Retzlaff                  President and Director,               690 Harleysville Pike
                                    Southwest Grain Inc.,                 P.O. Box 173
                                    engaged primarily in cotton           Lederach, PA 19450
                                    and grain export


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CUSIP No. 595079 10 4                 13D                             Page 11
          -----------                                                     ---

James W. Stratton                   Chairman and Chief Executive          Stratton Management Co.
                                    Officer, Stratton Management          610 W. Germantown Pike
                                    Company, an investment                Suite 361
                                    advisory and management firm          Plymouth Meeting, PA 19462

                           TELEFLEX EXECUTIVE OFFICERS

NAME                                PRINCIPAL OCCUPATION                  ADDRESS
Lennox K. Black                     Chairman of the Board,                630 W. Germantown Pike
                                    Chief Executive Officer,              Suite 450
                                    Teleflex                              Plymouth Meeting, PA 19462

John J. Sickler                     Vice Chairman, Teleflex               630 West Germantown Pike
                                                                          Suite 450
                                                                          Plymouth Meeting, PA 19462

Dr. Roy C. Carriker                 Vice Chairman, Teleflex               630 West Germantown Pike
                                                                          Suite 450
                                                                          Plymouth Meeting, PA 19462

Jeffrey P. Black                    President, Teleflex                   630 W. Germantown Pike
                                                                          Suite 450
                                                                          Plymouth Meeting, PA 19462

Harold L. Zuber, Jr.                Executive Vice President and          630 West Germantown Pike
                                    Chief Financial Officer,              Suite 450
                                    Teleflex                              Plymouth Meeting, PA 19462

Steven K. Chance                    Vice President, General               630 West Germantown Pike
                                    Counsel and Secretary,                Suite 450
                                    Teleflex                              Plymouth Meeting, PA 19462

Ronald D. Boldt                     Vice President, Human                 630 West Germantown Pike
                                    Resources, Teleflex                   Suite 450
                                                                          Plymouth Meeting, PA 19462

Kevin K. Gordon                     Vice President, Corporate             630 West Germantown Pike
                                    Development, Teleflex                 Suite 450
                                                                          Plymouth Meeting, PA 19462

Janine Dusossoit                    Vice President, Investor              630 West Germantown Pike
                                    Relations, Teleflex                   Suite 450
                                                                          Plymouth Meeting, PA 19462


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CUSIP No. 595079 10 4                 13D                             Page 12
          -----------                                                     ---

C. Jeffrey Jacobs                   Treasurer, Teleflex                   155 South Limerick Road
                                                                          Limerick, PA 19468

Thomas M. Byrne                     Assistant Treasurer, Teleflex         155 South Limerick Road
                                                                          Limerick, PA 19468

Stephen Gambone                     Chief Accounting Officer and          155 South Limerick Road
                                    Controller, Teleflex                  Limerick, PA 19468

Joan W. Schwartz                    Assistant Secretary, Teleflex         155 South Limerick Road
                                                                          Limerick, PA 19468

                                  TFX DIRECTORS

NAME                                PRINCIPAL OCCUPATION                  ADDRESS
Thomas M. Byrne                     Assistant Treasurer, Teleflex         155 South Limerick Road
                                                                          Limerick, PA 19468

Steven K. Chance                    Vice President, General               630 West Germantown Pike
                                    Counsel and Secretary,                Suite 450
                                    Teleflex                              Plymouth Meeting, PA 19462

C. Jeffrey Jacobs                   Treasurer, Teleflex                   155 South Limerick Road
                                                                          Limerick, PA 19468

John J. Sickler                     President, TFX                        630 West Germantown Pike
                                                                          Suite 450
                                                                          Plymouth Meeting, PA 19462


CUSIP No. 595079 10 4                 13D                             Page 13
          -----------                                                     ---


                             TFX EXECUTIVE OFFICERS

NAME                                PRINCIPAL OCCUPATION                  ADDRESS
Kevin K. Gordon                     President, TFX                        630 West Germantown Pike
                                    Vice President, Corporate             Suite 450
                                    Development, Teleflex                 Plymouth Meeting, PA 19462

Dr. Roy C. Carriker                 Vice President, TFX,                  630 West Germantown Pike
                                    Vice Chairman, Teleflex               Suite 450
                                                                          Plymouth Meeting, PA 19462

Steven K. Chance                    Vice President and Secretary,         630 West Germantown Pike
                                    TFX, Vice President,                  Suite 450
                                    General Counsel And                   Plymouth Meeting, PA 19462
                                    Secretary, Teleflex

C. Jeffrey Jacobs                   Vice President, TFX                   155 South Limerick Road
                                    Treasurer, Teleflex                   Limerick, PA 19468

Thomas M. Byrne                     Vice President and Treasurer,         155 South Limerick Road
                                    TFX, Assistant Treasurer,             Limerick, PA 19468
                                    Teleflex

Joan W. Schwartz                    Assistant Secretary, TFX              155 South Limerick Road
                                    Assistant General Counsel             Limerick, PA 19468
                                    and Assistant Secretary,
                                    Teleflex

CUSIP No. 595079 10 4                 13D                             Page 14
          -----------                                                     ---



                                  EXHIBIT INDEX

        Exhibit 1 Joint Filing Agreement between Teleflex Incorporated and TFX Equities Incorporated. (*)

        Exhibit 2 Investment Agreement dated as of July 1, 1999, by and between the Issuer and TFX Equities Incorporated. (**) (Exhibit A)

        Exhibit 3 Credit Facility Agreement dated as of September 11, 2001, by and among the Issuer, Microlog Corporation of Maryland and TFX Equities Incorporated (the "Credit Agreement"). (***) (Exhibit 99.3)

        Exhibit 4 Form of Subordinated Convertible Note of the Issuer and Microlog Corporation of Maryland, issuable pursuant to the Credit Agreement. (***) (Exhibit 99.4)

        Exhibit 5 Form of Warrant to Purchase Series A Convertible Preferred Stock of the Issuer, issuable pursuant to the Credit Agreement. (***) (Exhibit 99.5)

----------------------------

(*)   Filed herewith.

(**) Filed as an Exhibit to the Issuer's Definitive Proxy Statement on Schedule 14A relating to a special meeting of shareholders of the Issuer held on September 9, 1999, filed with the Securities and Exchange Commission on July 30, 1999.

(***) Filed as an Exhibit to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 3, 2001.